Mail Stop 0306

March 18, 2005



VIA U.S. MAIL AND FAX (734) 414-4840

Mr. John J. Garber
Vice President and Chief Financial Officer
Perceptron, Inc.
47827 Halyard Drive
Plymouth, Michigan 48170

	Re:	Perceptron, Inc.
		Form 10-K for the year ended June 30, 2004


Dear Mr. Garber:

      We have reviewed your response dated February 28, 2005 and have the following comment. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. In our comment, we asked you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.










Accounting Comment

Form 10-K for the year ended June 30, 2004

Note 6. Commitments and Other - Page 26

1. We note your response to our prior comment 14 and understand that your intention is to hedge the net investment in the company`s German subsidiary. However, it is still unclear to us the nature of the cash flow hedges. Please identify the hedged transactions and how the transactions are typically settled. Include in your discussion how you conclude that these hedges are highly effective and qualify for hedge accounting. Tell us the amount of the gain/loss recognized in earnings during the reporting period as well as a description of the transactions that will result in the reclassification into earnings of gains/losses that are reported in other comprehensive income. See paragraphs 44 and 45 of SFAS 133, as amended.


*    *    *    *

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Julie Sherman, Staff Accountant, at (202)
824-
5506 or me at (202) 942-2813 if you have questions. In this regard, do not hesitate to contact Martin James, the Senior Assistant
Chief
Accountant, at (202) 942-1984.



							Sincerely,



							Daniel Gordon
							Branch Chief
Mr. John J. Garber
Perceptron, Inc.
March 18, 2005
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